PB BANKSHARES, INC.
185 E. Lincoln Highway
Coatesville, Pennsylvania 19320

May 11, 2021

Via Edgar

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  PB Bankshares, Inc.
Registration Statement on Form S-1 (Commission File No. 333-254209)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

PB Bankshares, Inc. hereby requests that the effective date of the above referenced Registration Statement on Form S-1, as amended, be accelerated to May 14, 2021 at 1:00 p.m. Eastern Time, or as soon thereafter as is practicable.

Please contact Benjamin Azoff, of Luse Gorman, PC ((202) 274-2010), if you have any questions concerning this matter.

Very Truly Yours,

By:	/s/ Janak M. Amin
Janak M. Amin President and Chief Executive Officer